ANTHONY'S COOKIES, INC.

Reviewed Financial Statements For The Years Ended December 31, 2019 and 2018



Independent Accountant's Review Report

To Management
Anthony's Cookies, Inc.
San Fransisco, California

We have reviewed the accompanying balance sheet of Anthony's Cookies, Inc. as of December 31, 2019 and 2018, and the related statements of income, retained earnings, and cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
April 9, 2020

1700 Pacific Avenue, Suite 4710

Dallas, TX 75201

(P) 972-201-9008

(F) 972-201-9008

info@tyracpa.com

www.tyracpa.com

ANTHONY'S COOKIES, INC.
BALANCE SHEET
DECEMBER 31, 2019 AND 2018

_____

		2019		2018
ASSETS				
CURRENT ASSETS				
Cash	$	9,129	$	28,112
Inventory		6,219		7,316
Due From Stockholder		104,870		71,192
TOTAL CURRENT ASSETS		120,218		106,620
NON-CURRENT ASSETS				
Vehicles		35,372		35,372
Furniture, Fixtures, & Equipment		341,867		341,867
Leasehold Improvements		140,006		140,006
Accumulated Depreciation		(255,689)		(180,540)
Security Deposit		5,094		5,094
TOTAL NON-CURRENT ASSETS		266,649		341,798
TOTAL ASSETS		386,868		448,418
LIABILITIES AND SHAREHOLDERS' EQUITY				
CURRENT LIABILITIES				
Accounts Payable		64,690		65,051
Notes Payable, Current Portions		122,996		85,821
Deferred Rent		5,030		6,565
TOTAL CURRENT LIABILITIES		192,716		157,437
NON-CURRENT LIABILITIES				
Notes Payable, less current - net		313,837		408,030
TOTAL LIABILITIES		506,554		565,467
SHAREHOLDERS' EQUITY				
Common Stock (10,000 shares authorized;		10		10
1,000 issued; $.01 par value)				
Retained Earnings (Deficit)		(119,698)		(117,060)
TOTAL SHAREHOLDERS' EQUITY		(119,688)		(117,050)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	386,868	$	448,418

ANTHONY'S COOKIES, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
_____

	2019	2018
Operating Income		
Sales, Net	$ 712,646	$ 727,178
Cost of Goods Sold	(61,684)	(61,488)
Gross Profit	650,962	665,690
Operating Expense		
Rent	200,785	168,526
Salaries & Wages	160,781	204,720
General & Administrative	142,412	137,573
Depreciation	75,149	119,713
Professional Fees	14,851	7,703
Selling & Marketing	1,997	2,629
	595,975	640,863
Net Income from Operations	54,987	24,827
Other Income (Expense)		
Interest Expense	(51,094)	(50,629)
State and Local Tax Expense	(6,585)	(8,965)
Other Income	54	-
Net Income	$ (2,638)	$ (34,768)

ANTHONY'S COOKIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
_____

	2019	2018
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (2,638)	$ (34,768)
Depreciation	75,149	119,713
Change in Inventory	1,097	1,252
Change in Accounts Payable	(361)	(2,608)
Change in Deferred Rent	(1,535)	2,224
Net Cash Flows From Operating Activities	71,713	85,812
Cash Flows From Investing Activities		
Increase in Amount Advanced To Stockholder	(33,678)	(42,385)
Net Cash Flows From Investing Activities	(33,678)	(42,385)
Cash Flows From Financing Activities		
Borrowings Against Notes Payable	(58,382)	(40,242)
Amortization of Loan Costs	1,364	1,364
Net Cash Flows From Financing Activities	(57,018)	(38,878)
Cash at Beginning of Period	28,112	23,560
Net Increase (Decrease) In Cash	(18,983)	4,549
Cash at End of Period	$ 9,129	$ 28,112

ANTHONY'S COOKIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
_____

	Common Stock		Preferred Stock		Additional Paid in Capital	Retained Earnings	Total Stockholders' Equity
	Number	Amount	Number	Amount			
Balance at December 31, 2017	1,000	$ 10		$ -	$ -	$ (82,292)	$ (82,282)
Net Income							(34,768)
Balance at December 31, 2018	1,000	$ 10		$ -	$ -	$ (82,292)	$ (117,050)
Net Income							(2,638)
Balance at December 31, 2019	1,000	$ 10	-	$ -	$ -	$ (117,060)	$ (119,688)

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Anthony's Cookie, Inc. ("the Company") is a corporation organized under the laws of the State of California. The Company is an artisan cookie shop located in San Francisco, California.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties including, but not limited to, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates inherent in the preparation of these financial statements include, but are not limited to, estimates of useful lives.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Inventory

Inventory is stated at the lower of cost or market.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

The Company's main line of business is producing and selling artisan cookies.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis and various accelerated depreciation methods over management's estimate of each asset's useful life, which is five to seven years.

Rent

The Company currently occupies two retail locations. One retail location expires in 2021 that has a five-year renewal option and the other is on a month-to-month basis. The Company records rent on a straight-line basis over the term of the related lease. Deferred rent totaled $5,030 and $6,565 as of December 31, 2019 & 2018, respectively. Certain lease required security deposits amounting to $5,094 and are reflected on the balance sheet. Future minimum payments due are as follows:

2020- $111,576
2021- $113,856
2022- $10,188

Related Party Transaction

The Company has amounts outstanding that are due from the Company's President and sole shareholder. The outstanding amounts do not bear interest and have no formal repayment structure. The outstanding balance was $104,870 and $71,192 at December 31, 2019 & 2018, respectively.

Advertising

The Company records advertising expenses in the year incurred.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2018 and 2019. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements, but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the State of California.

Net Income Per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

NOTE C- DEBT

The company issued a series of notes payable in exchange for $545,879 for the purpose of funding continuing operations. The notes accrue interest at the rate between 8% and 14% per annum. Principle and interest payments ranged between $744 to $4,468 and are paid either monthly or every 60 days, depending on the note. Future minimum payments are as follows:

2020- $83,623
2021- $31,574
2022- $34,849
2023- $36,849
2024- $53,616

The Company had $13,640 in loan costs associated with these loans and are included in the balance sheet, offsetting the Notes Payable. The Company amortizes these costs on a straight-line basis and are included on the income statement as interest expense.

The Company issued a promissory note in exchange for $40,500. The loan does not bear interest and is to be repaid once the Company has sufficient cash flows at which payments equal to 10% of the original principle balance are to be made.

NOTE D- EQUITY

Under the Company's articles of incorporation, the Company is authorized 10,000 of $0.01 par value Common Stock.

The Company currently has one class of equity outstanding.

Common Stock: Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock. Common Stock ranks behind all issues of Preferred Stock in liquidation preference.

As of December 31, 2019, the number of shares issued and outstanding by class was as follows:

Common Stock   1,000

NOTE E- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE F- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE G- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before April 9, 2020 the date that the financial statements were available to be issued.